SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni Shareholders approve 2022 Financial Statements and appoint the Company bodies at Annual Meeting
•	Eni's Board of Directors appoints Claudio Descalzi as Chief Executive Officer and appoints the members of the Board Committees
•	Eni launches the share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: May 11, 2023

Eni Shareholders approve 2022 Financial Statements and appoint the Company bodies at Annual Meeting

•	approval of Eni S.p.A. 2022 Financial Statements
•	allocation of 2022 net profit equal to €5.403 billion to the available reserve
•	total dividend 2023 per share of €0.94
•	appointment of the Board of Directors and the Board of Statutory Auditors
•	approval of the Long-Term Incentive Plan 2023-2025
•	approval of the remuneration policy 2023-2026 and resolution in favour of the remuneration paid
•	authorization to the Board of Directors for the purchase and disposal of Eni shares
•	potential use of available reserves for and in place of the 2023 dividend
•	potential use of the reserve pursuant to Law 342/2000 for and in place of the 2023 dividend
•	cancellation of Eni treasury shares already in portfolio
•	authorization to the Board of Directors to cancel treasury shares that will be purchased for the purpose of remunerating the Shareholders within the new buyback programme

Rome, 10 May 2023 – The Ordinary and Extraordinary Meeting of Eni’s Shareholders, held today, resolved the following:

(ordinary part)

♦	to approve the statutory financial statements at December 31, 2022 of Eni S.p.A. which report a net profit amounting to €5,403,018,837.87;
♦	to allocate the net profit for the period of €5,403,018,837.87 to the available reserve;

♦	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board so appointed to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2025 financial statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
-	Giuseppe Zafarana, Chairman(1)*;
-	Claudio Descalzi, Director(1);
-	Elisa Baroncini, Director(1)*;
-	Massimo Belcredi, Director(2)*;
-	Roberto Ciciani, Director(1);
-	Carolyn Adele Dittmeier, Director(2)*;
-	Federica Seganti, Director(1)*;
-	Cristina Sgubin, Director(1)*;
-	Raphael Louis L. Vermeir, Director(2)*.
♦	to set the annual remuneration of the Chairman of the Board and of the other Directors at 90,000 euro and 80,000 euro pre-tax, respectively, in addition to the reimbursement of expenses for carrying out the assignment;
♦	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2025 financial statements. The Statutory Auditors are:
-	Rosalba Casiraghi, Chairwoman(2)*;
-	Enrico Maria Bignami, Standing Auditor(2)*;
-	Marcella Caradonna, Standing Auditor(1)*;
-	Giulio Palazzo, Standing Auditor(1)*;
-	Andrea Parolini, Standing Auditor(1)*;
-	Giulia De Martino, Alternate Auditor(1)*;
-	Giovanna Villa, Alternate Auditor(2)*.
♦	to set the Chairwoman of the Board of Statutory Auditors’ annual remuneration and of the Standing Statutory Auditors at 85,000 euro and 75,000 euro pre-tax, respectively in addition to the reimbursement of expenses for carrying out the assignment;
♦	pursuant to and for the purposes of Art. 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code:

-	to approve the Long-Term Incentive Plan 2023-2025, under the conditions set forth in the Informative Document made available along with the Explanatory Report of the Board of Directors to the Shareholders’ Meeting, granting the Board of Directors all the powers needed to implement the Plan;
-	to authorize the Board to dispose of up to 16 million treasury shares to serve the implementation of the Plan, also authorising for this purpose the disposal of the treasury shares originally allocated to the previous 2020-2022 share-based LTI Plan for the part related to the shares not used, approximately 6.7 million shares.
♦	to authorise the Board of Directors pursuant to and for the purposes of Art. 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to the end of April 2024, for the purposes referred to in the Explanatory Report of the Board of Directors, within the terms and on the conditions set out below:
-	the maximum number of shares to be purchased is equal to no. 337.000.000 ordinary shares for a total outlay of up to € 3.5 billion, of which:
▪	up to a maximum of no. 275,000,000 shares for the purchase of treasury shares for the purpose of remunerating Shareholders;
▪	up to a maximum of no. 62,000,000 shares for establishment of the so-called stock store.
-	the purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held;
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni S.p.A. stock in the trading session of the Euronext Milan, organised and operated by Borsa Italiana S.p.A., on the day before each individual transaction;
-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements and (if applicable) current accepted market practices and specifically:

▪	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
▪	with the procedures established by market practices accepted by Consob pursuant to Art. 13 of Regulation (EU) no. 596/2014 (if applicable); and
▪	under the conditions specified in Art. 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution.
♦	to authorise the Board of Directors – under the terms and for the purposes of Art. 2357 of the Italian Civil Code – to proceed with the disposal, at one or more times, of all or part of the treasury shares in the portfolio other than those purchased for the purpose of remunerating the Shareholders, without time limits, also before arriving at the maximum number of purchasable shares. The sale and/or the actions of disposal and/or use of the treasury shares in the portfolio may occur for the purposes indicated above:
-	with the methods considered most appropriate and in line with the Company’s interests and in compliance with current regulations and, if applicable, current accepted market practices;
-	according to the terms and conditions established each time by the Board of Directors, in accordance with the purposes pursuant to this authorisation, complying with any limits provided for in the current regulations and in any applicable accepted market practices.
♦	with reference to the authorisation for the purchase and disposal of treasury shares, to grant the Board of Directors with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate all powers necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices;
♦	in accordance with the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on February 22, 2023:

-	to approve the distribution by way of and in place of the payment of the dividend for the year 2023 of €0.94 per share in tranches in September 2023 (for an amount equal to €0.24 per share), November 2023 (for an amount equal to €0.23 per share), March 2024 (for an amount equal to €0.24) and May 2024 (for an amount equal to €0.23)[1];
-	to approve the use of available reserves i) for the payment of the €0.24 tranche in September 2023 – also using for this purpose the residual amount (€188,978,048.40) of the reserve pursuant to Law 342/2000, the use of which was resolved by the Shareholders’ Meeting of May 11, 2022 – and ii) if necessary for following tranches;
-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

(extraordinary part)

♦	according to the aforementioned Shareholders' Remuneration Policy:
-	to approve the reduction - with the methods and terms set out in Art. 2445 of the Italian Civil Code, as referred to in Art. 13 of Law 342/2000 - of the “Revaluation reserve pursuant to law 342/2000" in the amount of €2,300,000,000.00;
-	to approve, for the aforementioned purpose, the use of €2,300,000,000.00 or, subordinately – if compliance with the legal provisions required for the completion of the procedure pursuant to Art. 2445 of the Italian Civil Code does not allow completion of the procedure in good time for payment of subsequent tranches or the interests of shareholders, it is considered necessary or appropriate to proceed in another way for these purposes – the use of other available reserves of Eni S.p.A.;
-	to delegate the Board of Directors to implement the above resolutions, verifying from time to time the existence of the legal conditions for the purposes of distributing the reserve.

1 The first tranche will be paid on September 20, 2023 (ex-dividend date: September 18, 2023; record date: September 19, 2023) and the second tranche will be paid on November 22, 2023 (ex-dividend date: November 20, 2023; record date: November 21, 2023).

♦	to cancel 195,550,084 treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €2,399,992,593 (equal to the carrying value of the cancelled shares) and related amendment of Art. 5.1 of the By-laws granting to the Board of Directors – with the authority to delegate to the Chief Executive Officer – and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to;
♦	to authorise the Board of Directors to cancel up to a maximum of 275,000,000 treasury shares with no nominal value, which will possibly be purchased on the basis of the authorisation of the Shareholders' Meeting in ordinary session today for the purpose of remunerating the Shareholders and consequent amendment of Art. 5 of the By-laws, granting the Board of Directors – with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate – all powers necessary to execute the resolution.

In addition, Eni’s Shareholders Meeting also approved the first section and resolved in favour of the second section of the Report on remuneration policy 2023-2026 and remuneration paid in 2022 provided by Art. 123-ter of Legislative Decree No. 58/1998 (Consolidated Law on Financial Intermediation).

Finally, the Shareholders' Meeting rejected the proposed liability action presented by some shareholders.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

According to art. IA.2.6.7, p. 3, last alinea, of the Instructions to the Rules of the Markets organized and managed by Borsa Italiana SpA we inform you that as of today's Claudio Descalzi holds 266,077 Eni shares.

Note

(1) Drawn from the slate of candidates submitted by the shareholder Ministry of Economy and Finance, owning, directly, the 4.41% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting, equal to 76.96%.

(2) Drawn from the slate of candidates submitted by a group of shareholders composed of asset management companies and other Institutional Investors, owning, jointly, approximately the 0.76% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) recalled by the By-law, at the time of the candidacy or in any case of the appointment, as well as by the Corporate Governance Code for listed companies.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni's Board of Directors appoints Claudio Descalzi as Chief Executive Officer and appoints the members of the Board Committees

San Donato Milanese, 11 May 2023 – Eni’s Board of Directors today appointed Claudio Descalzi as Chief Executive Officer and General Manager. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

The Board also confirmed the central role of the Chairman, Giuseppe Zafarana, in internal controls system assigning him, specifically, the management of the relationship of the Head of Internal Audit with the Board of Directors. In addition, the Chairman will carry out his statutory functions as legal representative managing, in particular, institutional relationships of the Company in Italy, together with the CEO.

The Board also ascertained, on the basis of the declarations released by the Directors and of the information available to the Company, that all Directors have the integrity requirements required by current law, that causes for their ineligibility and incompatibility do not exist as required by current law and that the Chairman Giuseppe Zafarana and the Directors Elisa Baroncini, Massimo Belcredi, Carolyn Adele Dittmeier, Federica Seganti, Cristina Sgubin and Raphael Louis L. Vermeir have the independence requirements set by law, as quoted by Eni’s By-laws.

With reference to the independence requirements recommended by the Corporate Governance Code, which Eni applies, the Board has preliminarily confirmed the criteria for assessing the significance of the relationships and of the additional remunerations that may jeopardise the independence of a director, adopted by the previous Board and described in the 2022 Corporate Governance and Shareholding Structure Report. The Chairman Zafarana and the Directors Baroncini, Belcredi, Dittmeier, Seganti, Sgubin, and Vermeir have been considered independent also pursuant to the Code’s recommendations and such criteria.

With reference to Chairman Zafarana, despite having held the position of Commander General of the Guardia di Finanza in the last three years until the Shareholders' Meeting that appointed him as Chairman of the Board of Directors of Eni, the Board evaluated him independent also pursuant to the Corporate Governance Code considering that, from a formal point of view, there isn’t an employment relationship of the Commander General of the Guardia di Finanza with the Ministry of Economy and Finance, as there is, by law, only a functional dependency with the Minister (and not with the Ministry, of which it is not an organizational unit). From a substantive point of view (which the Corporate Governance Code recommends to evaluate) the Guardia di Finanza has a full organizational and managerial autonomy, granted by the law; furthermore the Chairman Zafarana was proposed for appointment as Commander General by a Minister of Economy and Finance different from the current one and the office is not subject to a spoil system.

With reference to Director Sgubin, she was considered independent also pursuant to the Corporate Governance Code in relation to the office of Secretary General of Telespazio SpA, because this company is classified in the Leonardo SpA financial statements as a jointly controlled company and, therefore, it is not subject to the common control of the Ministry of Economy and Finance; furthermore despite her employment relationship formally existing with the company Leonardo, the Director carries out her working activity in detachment for Telespazio.

The Board of Directors, favouring the competence and experience of their members and avoiding an excessive concentration of offices, as recommended by the Corporate Governance Code, has also appointed the following Committees:

-	Control and Risk Committee: Raphael Louis L. Vermeir as Chairman and Directors Carolyn Adele Dittmeier, Federica Seganti and Cristina Sgubin as members, all non-executive and independent; Directors Raphael Louis L. Vermeir, Carolyn Adele Dittmeier and Federica Seganti have adequate knowledge and experience in the area of accounting and finance or risk management, as requested by the Corporate Governance Code;

-	Remuneration Committee: Massimo Belcredi as Chairman and Directors Cristina Sgubin and Raphael Louis L. Vermeir as members, all non-executive and independent; Directors Massimo Belcredi and Raphael Louis L. Vermeir have adequate knowledge and experience in financial matters or remuneration policies, as requested by the Corporate Governance Code;
-	Nomination Committee: Carolyn Adele Dittmeier as Chairman and Directors Massimo Belcredi and Elisa Baroncini as members, all non-executive and independent;
-	Sustainability and Scenarios Committee: Federica Seganti as Chairman and Directors Elisa Baroncini and Roberto Ciciani as members, all non-executive and the majority of whom independent.

The Board has also appointed Raphael Louis L. Vermeir Lead Independent Director, pursuant to recommendation 13, letter c) of the Corporate Governance Code.

Finally the Board established, based on the assessments made by the Board of Statutory Auditors, that the Statutory Auditors meet the requirements of professionalism and integrity as well as the independence requirements as set by law, and has taken note, based on the information provided by the Board of Statutory Auditors that the Statutory Auditors2 meet the independence requirements provided by the Corporate Governance Code, as well as the qualification as "financial expert" under the US regulations applicable to the Board of Statutory Auditors as “audit committee” because of the listing of Eni in the US market, and the competence requirements, for the body as a whole, pursuant to art. 19, paragraph 3, of Legislative Decree 39/2010.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

2 The Board of Statutory Auditors has confirmed the criteria for assessing the significance of the relationships and of the additional remuneration that may jeopardise the independence pursuant to Corporate Governance Code, adopted by the previous Board.

Eni launches the share buyback program

Rome, 11 May 2023 - Eni announces that, following the authorization granted by the Shareholders' Meeting held on 10 May 2023, the first tranche of the share buyback program (the "First Tranche ") will be launched in the next days.

The First Tranche will concern up to a maximum of 62 million of Eni’s shares (approximately 2% of share capital), up to a total maximum of €1 billion and to set up a share portfolio to serve extraordinary financial transactions, as for example convertible bond issues.

The purchases will be executed on the Euronext Milan through an authorized agent, who will act independently, also in relation to the timing of transactions and will be disclosed to the market in accordance with the terms and conditions set out in the laws and regulations in force.

As illustrated in the Capital Markets Update on 23rd February 2023, Eni confirms that the share buyback program, to be executed over a 12-month period, will have a total amount of €2.2 billion. This amount may be increased up to a total maximum of €3.5 billion, in case of upside scenarios.

Therefore, after the First Tranche, a further phase of purchases will be launched to complete the overall planned buyback program.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com